Summit Hotel Properties, Inc.
13215 Bee Cave Parkway, Suite B-300
Austin, Texas 78738
March 4, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Stacie Gorman

Re:	Summit Hotel Properties, Inc.
Registration Statement on Form S-3 Filed February 25, 2026
File No. 333-293752
Dear Ms. Gorman:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Hotel Properties, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-293752) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 6, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mollie Duckworth of Latham & Watkins LLP at (737) 910-7325.

Very truly yours,

SUMMIT HOTEL PROPERTIES, INC.

/s/ Christopher Eng
Christopher Eng
Executive Vice President, General Counsel, Chief Risk Officer and Secretary

cc:	Mollie Duckworth, Latham & Watkins LLP
Cathy A. Birkeland, Latham & Watkins LLP
Julian T.H. Kleindorfer, Latham & Watkins LLP